January 16, 1996


Board of Directors
Century Life of America
2000 Heritage Way
Waverly, IA  50677

RE:  Rule 24f-2 Notice - Century Variable Annuity Account
        File No. 33-73738 - For the Period Ended 12/31/95

Ladies and Gentlemen:

This opinion letter pertains to the Rule 24f-2 Notice for the deferred variable annuity contracts (the Contracts) issued by the Century Variable Annuity Account (the Account) and Century Life of America (the Company). It is my opinion that:

1. The Company is a corporation duly organized and validly existing as a mutual life insurance company under the laws of the state of Iowa and is duly authorized by the Insurance Division of the Department of Commerce in the state of Iowa to issue the Contracts.

2. The Account is a duly authorized and existing separate account established pursuant to the provisions of Section 508A.1 of the Iowa Code.

3. Unless provided to the contrary under the Contracts, that portion of the assets of the Account equal to the reserves and other contract liabilities with respect to the Account will not be chargeable with liabilities arising out of any other business that the Company may conduct.

4. The Contracts, when issued in accordance with the current prospectus for the MEMBERS(R) Variable Annuity, constitute legal, validly issued and binding obligations of the Company.

This opinion letter, or a copy thereof, may be used as an exhibit to the Rule 24f-2 Notice for the period ending December 31, 1995 for the Century Variable Annuity Account.

Sincerely,

/s/ Barbara L. Secor
Barbara L. Secor
Assistant Vice President & Associate General Counsel
CENTURY LIFE OF AMERICA